Exhibit 99.1
Press release

SHL announces clarification regarding the upcoming Annual General Meeting

Tel Aviv / Zurich / New York, May 20, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN; NASDAQ: SHLT) ("SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced a clarification regarding the Annual General Meeting of the Shareholders (the “AGM”) that will be held on May 28, 2025 at 1:00 p.m. (Israel Time), at the Company’s registered office, located at 90 Yigal Alon Street, Ashdar Building, Tel Aviv, Israel:

If you were a shareholder on the record date of April 30, 2025, and wish to participate in the AGM but have not yet registered your ordinary shares with Computershare Schweiz AG, our share register, you may still vote at the upcoming AGM by submitting a completed and signed proxy card or voting ballot. These forms are available on our website at https://www.shl-telemedicine.com/general-meeting/ and as Exhibits 99.2 and 99.3, respectively, on the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 22, 2025, together with written proof of your ownership of such shares as of the record date in the custodian form.

The record date remains April 30, 2025.

Votes submitted via a signed proxy card in this manner will not be counted for ordinary shares registered with Computershare. The Company reserves the right, at its sole discretion and subject to applicable law, to accept or reject written proof of ownership that is not in custodian form. This announcement is made in response to the recent termination of the Company’s ADR program. It applies solely to the upcoming AGM and does not set a precedent for future AGMs.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our website at www.shl-telemedicine.com.

For further information please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch